UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AUTOCHINA INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Shares, $.001 par value per share

 (Title of Class of Securities)

G06750

 (CUSIP Number)

c/o AutoChina International Limited
No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
+86 311 8382 7688

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 7 Pages)

1	NAME OF REPORTING PERSONS HONEST BEST INT’L LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) None ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,606,250
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,606,250
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,606,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.31%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Yan Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) None ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,606,250
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,606,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,606,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.31%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Yong Hui Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) None ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,606,250
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,606,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,606,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.31%
14	TYPE OF REPORTING PERSON IN

Page 5 of 9 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of AutoChina International Limited, a Cayman Islands company (the “Issuer”).  The address of the Issuer's principal executive office is No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China.

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is filed by (i) Honest Best Int’l Ltd., a company organized under the jurisdiction of the British Virgin Islands (“Honest Best”); (ii) Yan Wang, a citizen of Canada; and (iii) Yong Hui Li, a citizen of Canada (collectively, the “Reporting Persons”). Yan Wang and Yong Hui Li are married.

(b)	The business address of each of the Reporting Persons is No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China.

(c)
Honest Best is in the business of acting as an investment holding company. The principal occupation of Yan Wang is to oversee the investments of Honest Best. Yan Wang is the sole director and the sole executive officer of Honest Best. Yong Hui Li is the chairman and chief executive officer of the Issuer.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds and Other Consideration.

On April 9, 2009 (the “Closing Date”), the Issuer consummated its acquisition of AutoChina Group Inc. (“AutoChina”), as a result of which Honest Best acquired 8,606,250 Ordinary Shares of the Issuer (the “Transaction”). Prior to the Closing Date, Honest Best owned 100% of the issued and outstanding equity shares of AutoChina.

               Yan Wang is the sole shareholder of Honest Best.

Item 4.          Purpose of Transaction.

On February 4, 2009, the Issuer entered into a share exchange agreement (as amended by Amendment No. 1 dated March 11, 2009, the “Share Exchange Agreement”) with Yong Hui Li, Yan Wang, Honest Best, AutoChina, Fancy Think Limited, Hebei Chuanglian Trade Co., Ltd., Hebei Kaiyuan Real Estate Development Co., Ltd., Hebei Huiyin Investment Co., Ltd., Hebei Hua An Investment Co., Ltd., Hebei Tianmei Insurance Agency Co., Ltd., Hebei Shijie Kaiyuan Logistics Co., Ltd., Hebei Shijie Kaiyuan Auto Trade Co., Ltd., and Shanxi Chuanglian Auto Trade Co., Ltd., pursuant to which, on the Closing Date, the Issuer acquired all of the outstanding shares of AutoChina. Prior to the Closing Date, Honest Best owned 100% of the issued and outstanding equity shares of AutoChina.

Page 6 of 9 Pages

Pursuant to the Share Exchange Agreement, at the closing of the Transaction, the Issuer issued 8,606,250 ordinary shares in the Issuer in upfront consideration to Honest Best, of which 10% was held back and placed in escrow. The release of 50% of the holdback consideration is conditioned on the combined company exceeding $22.5 million EBITDA and 30% EBITDA Growth (each as defined in the Share Exchange Agreement) for the 2009 fiscal year. The remaining 50% of the holdback consideration will be released on the later of 20 days following delivery of the 2009 audited financial statements for the combined company and one year from the date of the closing of the transactions contemplated in the Share Exchange Agreement, in each case less any damages claimed pursuant to the indemnification provisions of the Share Exchange Agreement at the time of such release. In addition, pursuant to an earn-out provision in the Share Exchange Agreement, on each December 31 through the year ended December 31, 2013, the Issuer agreed to issue to Honest Best between 5% and 20% of the number of Ordinary Shares outstanding as of December 31 of the immediately preceding fiscal year if the Issuer achieves a minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the Share Exchange Agreement).

Other than the Reporting Persons’ beneficial ownership of the Ordinary Shares, Yong Hui Li’s status as an officer and director of the Issuer and the transactions described above, the Reporting Persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

Item 5.                      Interest in Securities of the Company.

(a)       As a result of the Transaction, Honest Best owns an aggregate of 8,606,250 Ordinary Shares, representing approximately 80.31% of the total issued and outstanding Ordinary Shares based on 10,716,720 Ordinary Shares outstanding as of May 20, 2009. Yan Wang and Yong Hui Li (who are married) share beneficial ownership of the securities through Yan Wang’s being the sole officer, director and shareholder of Honest Best.

(b)                  Except as described in Item 5(a) above, none of the Reporting Persons share voting or dispositive power over any Ordinary Shares. Through her share ownership in Honest Best, Yan Wang may also be deemed to be the beneficial owner of such Ordinary Shares and may be deemed to share voting and dispositive power with respect to such Ordinary Shares with Yong Hui Li, her husband.

(c)       Other than the transactions in connection with the Share Exchange Agreement as reported in this Schedule 13D, none of the Reporting Persons have effected any transactions in the Ordinary Shares of the Issuer in the past sixty (60) days.

(d)                  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Person.

(e)       Not applicable.

Page 7 of 9 Pages

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the arrangements described under this Schedule 13D, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

  Item 7.                    Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of May 20, 2009 among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2.	Share Exchange Agreement*

3.	Amendment No. 1 to the Share Exchange Agreement**

* Incorporated by reference to the Issuer’s Final Proxy Statement, filed with the SEC as Exhibit 99.1 to its Form 6-K dated March 11, 2009.

** Incorporated by reference to the Issuer’s Final Proxy Statement, filed with the SEC as Exhibit 10.1 to its Form 6-K dated March 25, 2009.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 2009

HONEST BEST INT’L LTD.

By:	/s/ Yan Wang
Name: Yan Wang
Title: Sole Director

/s/ Yan Wang
Yan Wang

/s/ Yong Hui Li
Yong Hui Li

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares of AutoChina International Limited and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 20th day of May, 2009.

HONEST BEST INT’L LTD.

By:	/s/ Yan Wang
Name: Yan Wang
Title: Sole Director

/s/ Yan Wang
Yan Wang

/s/ Yong Hui Li
Yong Hui Li